     Exhibit 21
SUBSIDIARIES OF CONAGRA FOODS, INC.
ConAgra Foods, Inc. is the parent corporation owning, directly or indirectly, 100% of the voting securities (unless otherwise noted) of the following subsidiaries principally engaged in the production and distribution of food products (unless otherwise noted) as of May 29, 2011:

Jurisdiction of
Subsidiary	Formation

ConAgra Foods Canada, Inc. / Aliments ConAgra Canada, Inc.	Canada

ConAgra Foods Enterprise Services, Inc.	Delaware

ConAgra Foods Export Company, Inc.	Delaware

ConAgra Foods Food Ingredients Company, Inc.	Delaware

ConAgra Foods Lamb Weston, Inc. (owns 100% of one domestic corporation, 82% of one domestic limited liability company, 36% of one domestic limited liability company, and 49.99% of one domestic limited liability company)
Delaware

ConAgra Foods Packaged Foods, LLC	Delaware

ConAgra Foods RDM, Inc.	Delaware

ConAgra Foods Sales, Inc.	Delaware

ConAgra Grocery Products Company, LLC (owns 100% of three domestic corporations, 77% of one domestic corporation, 50% of one foreign entity, and 1% or less of four foreign entities)	Delaware

ConAgra International, Inc. (owns 100% of four foreign entities, 98% of one foreign entity, 66% of one foreign entity, 54% of one foreign entity, 34% of one foreign entity, 23% of one domestic corporation, and less than 1% of five foreign entities)
Delaware

ConAgra Limited / ConAgra Limitée (owns 100% of one Canadian corporation, 100% of one foreign entity, and 50% of one Canadian corporation)	Canada

Lamb Weston Sales, Inc.	Delaware
The corporations listed above are included in the consolidated financial statements, which are a part of this report.